ITEM 77M: Mergers

              Morgan Stanley Focus Growth Fund

      On   April  25, 2006, the Board of Trustees of  Morgan
Stanley  Growth  Fund ("Growth") approved an  Agreement  and
Plan  of Reorganization between Morgan Stanley Focus  Growth
Fund   (the   "Fund")   and  Growth,   pursuant   to   which
substantially all of the assets of Growth would be  combined with  those  of  the Fund and shareholders of  Growth  would become  shareholders of the Fund, receiving  shares  of  the
Fund  equal  to the value of their holdings in  Growth  (the
"Reorganization").     On   September    27,    2006,    the
Reorganization was approved by the shareholders  of  Growth.
On October 20, 2006, the Reorganization was consummated.